Mail Stop 4561

May 16, 2006

Mr. William Nuti
President and Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

       Re: **NCR Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 10, 2006
             Form 10-Q for Fiscal Quarter Ended March 31, 2006
             Filed May 8, 2006
             Forms 8-K filed during Fiscal 2006
             File No. 1-00395

Dear Mr. Nuti:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. William Nuti
NCR Corp.
May 16, 2006

Accounting Comments

Form 10-K for the period ended December 31, 2005

Management's Discussion and Analysis, pages 9-22

Operating Expenses, page 19

1.   Your current discussion indicates that "selling, general and administrative expenses"
        decreased in both dollar terms and as a percentage of revenues in 2005 in comparison to
        2004. Tell us what consideration you have given to actually discussing the changes in
        the individual costs, which, in the aggregate, encompass this line item in the statement of
        operations. In this regard, explain to us how you have considered identifying and
        quantifying the specific changes in your infrastructure expenditures that resulted in the
        reduction in your selling, general and administrative expenses. See Item 303(a)(3)(i) and
        Instruction 4 to paragraph 303(a) of Regulation S-K.

Interest and Other Expense and Income Items, page 19

2.   We note your discussion under this section regarding various individual items included in
        the line item "Other income (expense), net." The discussion appears to provide only
        limited discussion of the facts and circumstances regarding the timing and amount of
        these charges. In this regard, we note the following:

        •   Your discussion of the write-down of the equity investment in Germany does not
            describe what led you to concluded that a write-down was necessary, how the amount
            of the write-down was determined, whether there was a remaining balance after the
            write-down, or the status of the investee; and,

        •   Your discussion of the release of a $9 million reserve for exit activities does not
            explain when the reserve was recorded or how you determined the timing and amount
            of the reserve release.

        Supplementally, explain to us how you considered providing a more detailed discussion
        of the amounts identified under this section.

3.   Supplementally, explain your basis for reporting the release of the $9 million reserve for
        exit activities as a non-operating item.

4.   We note that the individual items identified in your discussion under this section do not
        appear to sum to the totals reported on your statements of operations. Explain to us how
        you have considered quantifying, describing or otherwise addressing the other items
        included in this line item.

Income Taxes, page 19

5.   You recognized a $214 million tax benefit during 2005 which related to the successful resolution of prior year tax audits. Supplementally, explain to us, in reasonable detail, how the timing and amount of the initial accrual and subsequent reversal were determined. As part of your response, identify the year(s) and jurisdiction(s) to which the adjustments relate. Explain how you have considered providing corresponding disclosure in your MD&A.

6.   Explain to us, in reasonable detail, the facts and circumstances surrounding the $9 million adjustment to your tax accounts in the United Kingdom. Tell us what consideration you have given to providing similar explanatory disclosure in your MD&A.

Financial Condition, Liquidity and Capital Resources, page 20

7.   We note your disclosure of the non-GAAP measure "free cash flow". Please note, your presentation should include a discussion of all material limitations associated with the measure. In this regard, "free cash flow" should not be used in a manner that inappropriately implies that the measure represents residual cash flow available for discretionary expenditures since there may be mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure. For further guidance, see the answer to question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Description of Business and Significant Accounting Policies, page 39

Use of Estimates

8.   We note the disclosure that the results of 2005 include the benefit of a $7 million reduction of accruals made in previous periods for purchased goods and services. You indicate that the over-accrual was primarily due to the incorrect acknowledgement of goods and services received. Tell us, in greater detail, the specific nature of the initial over-accrual, including what it specifically related to, the periods impacted, how the problems were determined and by whom and when the accounting adjustments were made. Tell us how you concluded that the impact of this item was immaterial to the periods affected.

9.   Provide us with information that supports your conclusions that adjustments related to the $7 million over-accrual and the $9 million UK tax matters did not, individually or in the aggregate, materially impact any of the previous interim or annual periods reported.

Mr. William Nuti
NCR Corp.
May 16, 2006

Note 11 Commitments and Contingencies, page 60

10.   Your disclosure regarding the Fox River matter includes the amount accrued as of
December 31, 2005. Your disclosure also includes a discussion of ranges of possible
outcomes for each of five identified factors. However, your disclosure does not appear to
include the estimated additional loss, or range of loss, that is reasonably possible. If it as
at least reasonably possible that a loss exceeding amounts already recognized may have
been incurred, and the amount of that loss would be material, then you must either
disclose the estimated additional loss, or range of loss, that is reasonably possible, or
state that such an estimate cannot be made. See the response to question 2 of SAB Topic
5:Y.

11.   We note the disclosure indicating that you and Sonoco-U.S. Paper Mills have been
demanded to undertake a removal action and that the costs of the project are included in
the estimated total clean-up costs for the site. Supplementally, provide the following:

- Explain to us the terms of this demand;

- Explain why you believe the demand has been made of only some of the entities
named as PRPs in this matter;

- Tell us the estimated cost of the project;

- Clarify for us how the costs associated with this project have been considered in
determining the amount accrued as of December 31, 2005; and,

- Tell us whether costs associated with this project are subject to the cost sharing
arrangements described under the third and fourth factors.

Report on Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation, page 6

12.   We note the disclosure indicating you are contemplating changing your accounting for
reworkable service parts and that the new method is expected to account for reworkable
service parts within inventory as opposed to long-lived assets. Supplementally, explain
to us the reasons for this change. As part of your response, describe, in detail, your
current and expected future accounting. Also, describe the nature of the assets and
activities underlying your reworkable service parts. Describe the authoritative literature
that supports both your current and expected future accounting.

Mr. William Nuti
NCR Corp.
May 16, 2006

<u>Form 8-K dated April 27, 2006</u>

13.   We note the non-GAAP information included in the press release furnished in the Form 8-K dated April 26, 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. In this regard, your presentation appears to lack substantive disclosure that addresses various items identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use the measure, or why you believe the measure provides investors with additional insight into your financial results. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations.

As your non-GAAP measure excludes items that appear to be recurring in nature, you must meet the burden of demonstrating the usefulness of the measure and clearly disclose why the non-GAAP measure is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Mr. William Nuti
NCR Corp.
May 16, 2006

     Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

     Sincerely,

     Brad Skinner
     Accounting Branch Chief

Mr. William Nuti
NCR Corp.
May 16, 2006